Exhibit 99.56

UNDERWRITING AGREEMENT

December 13, 2017

Mogo Finance Technology Inc.

2100 - 401 West Georgia Street

Vancouver, BC V6B 5A1

Attention: David Feller, Chairman and Chief Executive Officer

Dear Sir:

Based upon and subject to the terms and conditions set out in this Agreement (as defined herein) Cormark Securities Inc. (“Cormark”), Canaccord Genuity Corp. (“Canaccord” and together with Cormark, the “Lead Underwriters”), as co-lead underwriters, together with BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation (collectively with the Lead Underwriters, the “Underwriters” and, individually, an “Underwriter”) hereby offer to purchase, on a “bought deal” basis, severally and not jointly in their respective proportions set out in Section 18 of this Agreement (as defined herein), from Mogo Finance Technology Inc. (the “Company”), and the Company hereby agrees to sell to the Underwriters on the Closing Date (as defined herein), 3,750,000 common shares of the Company (the “Offered Shares”), at a price of $7.00 per Offered Share (the “Offering Price”), for aggregate gross proceeds to the Corporation of $26,250,000 (the “Offering”).

In addition, the Company hereby grants an option (the “Over-Allotment Option”) to the Underwriters entitling the Underwriters to acquire from the Corporation, on and subject to the terms and conditions contained herein, until the 30th date following the Closing Date, up to 562,500 additional Common Shares (as defined herein) (the “Optioned Shares”) at the Offering Price. If and to the extent that the Lead Underwriters, on behalf of the Underwriters, shall have determined to exercise the Over-Allotment Option, the Underwriters shall have the right (and obligation upon delivering the Over-Allotment Option Notice (as defined herein)) to purchase, severally and not jointly in their respective proportions set out in Section 18 of this Agreement, the Optioned Shares from the Company on the same basis as the Offered Shares. If the Lead Underwriters, on behalf of the Underwriters, elect to exercise such Over-Allotment Option, the Lead Underwriters shall notify the Company in writing, which notice (the “Over-Allotment Option Notice”) shall specify the number of Optioned Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) on which such Optioned Shares are to be purchased. Such Option Closing Date may be the same as the Closing Date but not earlier than the later of (i) the Closing Date; and (ii) three Business Days (as defined herein) after the date of such notice. Optioned Shares may be purchased solely for the purpose of covering over-allotments made in connection with the Offering of the Offered Shares and for market stabilization purposes.

Unless the context otherwise requires, all references to “Offered Shares” shall assume the exercise of the Over-Allotment Option and shall include the Optioned Shares issuable upon the exercise thereof, as applicable.

The Offered Shares may be distributed in each of the provinces of Canada (other than Québec) (the “Qualifying Jurisdictions”) pursuant to the Prospectus (as defined herein) and in the United States (as hereinafter defined) pursuant to Rule 144A (as hereinafter defined) by the Underwriters, acting through a U.S. Placement Agent (as hereinafter defined) on a private placement basis pursuant to the Private Placement Memorandum (as hereinafter defined) and Schedule “A” attached hereto. Subject to applicable law, including Canadian Securities Laws (as defined herein), and the terms of this Agreement, the Offered Shares may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions. The Company and the Underwriters agree that any offers, sales or purchases of Offered Shares in the United States: (i) will be made in accordance with Schedule “A” attached hereto, which forms part of this Agreement; (ii) will be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act; and (iii) will be conducted through one or more duly registered U.S. Placement Agents in compliance with applicable federal and state securities laws of the United States (including laws and regulations governing the registration and conduct of brokers and dealers), and the applicable rules and regulations of the Financial Industry Regulatory Authority, Inc.

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers approved by the Company (such approval not to be unreasonably withheld) for the purposes of arranging for purchases of the Offered Shares, and there shall be no additional commission payable by the Company in connection therewith. The Underwriters shall be solely responsible for all compensation payable to each such dealer and liable for ensuring that any investment dealer who is a member of any soliciting dealer group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company shall pay to the Underwriters at Closing (as defined herein) a cash commission (the “Commission”) equal to 6.0% of the gross proceeds realized by the Company in respect of the sale of the Offered Shares.

The Offering is conditional upon and subject to the additional terms and conditions set forth below. The following are additional terms and conditions of the Agreement between the Company and the Underwriters:

1.	Interpretation

Definitions – In addition to the terms previously defined and terms defined elsewhere in this Agreement (including the Schedule hereto), where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Agreement” means this underwriting agreement dated December 13, 2017 between the Company and the Underwriters, as the same may be supplemented, amended and/or restated from time to time;

“Ancillary Documents” means all agreements, certificates (including the certificates, if any, representing the Offered Shares), officer’s certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with the Offering, whether pursuant to Applicable Securities Laws or otherwise;

“Applicable Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 8(bbb) of this Agreement;

“Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and their respective regulations, rulings, rules, blanket orders, instruments (including national and multinational instruments), fee schedules and prescribed forms thereunder, the applicable policy statements issued by the Securities Commissions and the rules and policies of the TSX;

“Assets and Properties” with respect to any person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by or in the possession of such person;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Beneficiaries” has the meaning ascribed thereto in Section 13(c) of this Agreement;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Vancouver, British Columbia or Toronto, Ontario;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” and “Claim” have the meanings ascribed thereto in Section 13(a) of this Agreement;

“Closing” means the closing of the Offering;

“Closing Date” means December 28, 2017 or such earlier or later date as may be agreed to in writing by the Company and the Lead Underwriters, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or as may be agreed to by the Company and the Lead Underwriters on behalf of the Underwriters;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Contract” means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, licenses, leases, loan documents and security documents and also including the Company’s agreement with Postmedia Network Inc. effective January 25, 2016 and the Credit Facility;

“Credit Facility” means, collectively, (i) the credit facility relating to certain of the short-term loans offered by the Company between, among others, Fortress Credit Co. LLC (“Fortress”) and the Company dated February 25, 2014, as amended, for an operating line up to a maximum of $30 million; and (ii) the credit facility relating to certain of the long-term loans offered by the Company between, among others, Fortress and Mogo Finance Trust dated September 1, 2015, as amended, for a borrowing amount up to a maximum of $30 million;

“Customer Data” means all data, meta data, information or other content (i) transmitted to the Company or any Subsidiary by users or customers of the Company’s products, or (ii) otherwise stored or hosted by the Company or any Subsidiary;

“Disclosure Record” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Applicable Securities Laws which have been publicly filed or otherwise publicly disseminated by the Company;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Applicable Securities Laws;

“Documents Incorporated by Reference” means the documents specified in the Preliminary Prospectus, Prospectus or any Supplemental Material, as the case may be, as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Applicable Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Applicable Securities Laws;

“Employee Plans” has the meaning ascribed thereto in Section 8(qq) of this Agreement;

“Environmental Laws” means all Applicable Laws currently in existence in Canada and the United States (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances;

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law;

“Final Receipt” means the Passport Receipt for the Prospectus;

“Financial Information” means the Financial Statements and certain other financial information of the Company and its Subsidiaries (including financial forecasts, auditors’ reports, accounting data, management’s discussion and analysis of financial condition and results of operations) included or incorporated by reference in the Preliminary Prospectus, Prospectus and any Supplementary Materials;

“Financial Statements” means, collectively, the (i) audited consolidated financial statements of the Company incorporated by reference in the Offering Documents as at and for the financial year ended December 31, 2016 (which financial statements include comparative financial information for the 2015 financial year), together with the report of MNP LLP on those financial statements, and including the notes with respect to those financial statements; and (ii) the unaudited condensed consolidated interim financial statements of the Company incorporated by reference in the Offering Documents as at and for the three months ended September 30, 2017 (which financial statements include comparative financial information for the comparable period in 2016), and including the notes with respect to those financial statements;

“Governmental Authority” means any governmental authority and includes, without limitation, any international, national, federal, state, provincial or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions on behalf of a governmental authority or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, which were adopted by the Canadian Accounting Standards Board as Canadian generally accepted accounting principles applicable to publicly accountable enterprises;

“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in Section 13(a) of this Agreement;

“Intellectual Property” means all of the following which is currently owned by, issued to or licensed to the Company or a Material Subsidiary, or other rights of the Company or a Material Subsidiary to use the following (i) patent rights, issued patents, patent applications, patent disclosures, and registrations, inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable, anywhere in the world, (ii) copyrights (including performance rights) in any original works of art or authorship (including source code and graphics, which are fixed in any medium of expression and further including copyright registrations and applications therefor), anywhere in the world, whether or not registered or registrable, (iii) any and all common law or registered trade-mark rights, trade names, business names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, goodwill, domain names and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable, (iv) know-how, show-how, confidential information, trade secrets, (v) any and all industrial design rights, industrial designs whether or not registered or registrable, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, (vi) any and all integrated circuit topography rights, integrated circuit topographies whether or not registered or registrable and integrated circuit topography applications, anywhere in the world, (vii) any reissues, re-examinations, divisions, continuations, continuations-in-part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing, (viii) any other industrial, proprietary or intellectual property rights, anywhere in the world, and (ix) proprietary computer software (including but not limited to data, data bases and documentation);

“Lead Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Leased Premises” has the meaning ascribed thereto in Section 8(ll) of this Agreement;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Losses” has the meaning ascribed thereto in Section 13(a) of this Agreement;

“marketing materials” and “template version” shall have their respective meanings ascribed thereto in NI 41-101;

“Material Adverse Effect” means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), fact, event, violation, inaccuracy, circumstance, state of being or effect that (a) is materially adverse (actually or anticipated, whether financial or otherwise) to the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), results of operations or control of the Company and the Material Subsidiaries, on a consolidated basis or (b) results or could reasonably be expected to result in the Prospectus containing a material misrepresentation;

“material change” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“material fact” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“Material Permits” has the meaning ascribed thereto in Section 8(mmm) of this Agreement;

“Material Subsidiaries” means (i) Mogo Financial Inc.; (ii) Mogo Block Technology Inc.; and (iii) Mogo Mortgage Technology Inc., and “Material Subsidiary” means any one of them, as the context requires or permits;

“misrepresentation” has the meaning ascribed thereto in the Applicable Securities Laws of the Qualifying Jurisdictions;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“Offered Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the preliminary Private Placement Memorandum, the Prospectus, the final Private Placement Memorandum and the Supplementary Material;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Option Closing Date” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Optioned Shares” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Outstanding Debentures” means the subordinate secured debentures described in Note 11 to the annual audited consolidated financial statements comprising the Financial Statements (and referred to in (i) of the definition thereof) and those debentures issued by the Company on June 6, 2017;

“Over-Allotment Option” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Over-Allotment Option Notice” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Passport Receipt” means a receipt issued by the BCSC as principal regulator pursuant to the Passport System, and which also evidences (i) that the Ontario Securities Commission has issued a receipt, and (ii) the deemed receipt of the Securities Commissions of the Qualifying Jurisdictions (other than Ontario), in any case for the Preliminary Prospectus or the Prospectus, as the case may be;

“Passport System” means the passport system procedures provided for under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators;

“person” shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Personally Identifiable Information” means any information that, alone or in combination with other information held by the Company or any Subsidiary, can be used to specifically identify a person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as personally identifiable information under any Applicable Laws;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated the date hereof relating to the qualification in all of the Qualifying Jurisdictions of the distribution of the Offered Shares under the Applicable Securities Laws of the Qualifying Jurisdictions, including all of the Documents Incorporated by Reference;

“Preliminary Receipt” means the Passport Receipt for the Preliminary Prospectus;

“Private Placement Memorandum” means the Preliminary Prospectus or Prospectus of the Company, as the case may be, supplemented with the "wrap" pages describing, among other things, restrictions imposed under the U.S. Securities Act;

“Products and Services” means the products and services offered by the Company and its Subsidiaries to customers and clients, including MogoMortgage, MogoCard, MogoMoney, MogoProtect, MogoCrypto and free credit score monitoring;

“Prospectus” means the (final) short form prospectus of the Company to be prepared in connection with the qualification in all of the Qualifying Jurisdictions of the distribution of the Offered Shares under the Applicable Securities Laws of the Qualifying Jurisdictions, including all of the Documents Incorporated by Reference;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Qualifying Jurisdictions” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Regulatory Authority” means the Governmental Authority authorized under Applicable Laws that regulates the business and affairs, or the Products and Services, of the Company and/or any of the Subsidiaries, and includes similar regulatory agencies outside of Canada;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commission” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions and “Securities Commissions” means all of them;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning ascribed thereto in Section 4(a) of this Agreement;

“Standard Listing Conditions” has the meaning ascribed thereto in Section 5(a)(iv) of this Agreement;

“Subsequent Disclosure Documents” means any annual and/or interim financial statements, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, material change reports or other documents issued by the Company after the date of this Agreement that are required by Applicable Securities Laws of the Qualifying Jurisdictions to be incorporated by reference into the Preliminary Prospectus and/or the Prospectus;

“Subsidiary” means those entities that would be considered a subsidiary of the Company pursuant to the Applicable Securities Laws of the Province of British Columbia and includes the Material Subsidiaries, and “Subsidiaries” means all of them;

“Supplementary Material” means, collectively, any amendment to or amendment and restatement of the Preliminary Prospectus and/or the Prospectus, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under the Applicable Securities Laws of the Qualifying Jurisdictions relating to the distribution of the Offered Shares thereunder;

“Taxes” has the meaning ascribed thereto in Section 8(r) of this Agreement;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriters’ Information” means the disclosure relating solely to the Underwriters provided to the Company by or on behalf of the Underwriters in writing for inclusion in any of the Offering Documents;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Placement Agent” means a duly registered United States broker-dealer affiliate of an Underwriter; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Other

(a)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus or, upon filing of the Prospectus, the Prospectus.

(b)	Any reference in this Agreement to a Section shall refer to a section of this Agreement.

(c)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

(d)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(e)	The following are the schedules to this Agreement, which schedules (including the representations, warranties and covenants set out therein) are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – U.S. Offers and Sales

Schedule “B” – Term Sheet

(f)	Where any representation or warranty contained in this Agreement or any Ancillary Document is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein or in any Ancillary Document to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of (i) David Feller, the Chief Executive Officer, (ii) Gregory Feller, President and Chief Financial Officer, and (iii) Lisa Skakun, the Chief Legal & Administrative Officer, of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by officers of similar sized companies.

2.	Nature of Transaction

Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Offered Shares pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, shall purchase Offered Shares, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with Applicable Laws and the terms of this Agreement. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the distribution of the Offered Shares and the Company shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Applicable Securities Laws in the Qualifying Jurisdictions within the time required, and in the form prescribed, by Applicable Securities Laws in the Qualifying Jurisdictions. The Company also agrees to file within the periods stipulated under Applicable Laws outside of Canada and at the Company’s expense all private placement forms required to be filed by the Company in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Shares outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the Applicable Laws outside of Canada. The Underwriters agree to offer the Offered Shares for sale only in the Qualifying Jurisdictions and, subject to the consent of the Company (acting reasonably), in such jurisdictions outside of the Qualifying Jurisdictions and the United States where permitted by and in accordance with Applicable Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Company shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

3.	Filing of Prospectus

(a)	The Company shall:

(i)	(A)	not later than 2:00 p.m. (Toronto time) on December 13, 2017 have prepared and filed the Preliminary Prospectus and other required documents with the Securities Commissions under the Applicable Securities Laws and shall have elected to use the Passport System and designated the BCSC as the principal regulator thereunder, and if requested by the Lead Underwriters, shall have prepared the preliminary Private Placement Memorandum; and

(B)	obtain a Preliminary Receipt from the BCSC under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Preliminary Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions; and

(ii)	forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions but, in any event, not later than 5:00 p.m. (Toronto time) on December 21, 2017 (or such later date as may be agreed to in writing by the Company and the Lead Underwriters on behalf of the Underwriters, each acting reasonably), have prepared and filed the Prospectus and other required documents with the Securities Commissions under the Applicable Securities Laws and elected to use the Passport System and designated the BCSC as the principal regulator thereunder (and if requested by the Lead Underwriters, the Company shall have prepared the final Private Placement Memorandum), and shall have obtained a Final Receipt from the BCSC under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions and otherwise fulfilled all legal requirements to qualify the Offered Shares for distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other registered dealer in the applicable Qualifying Jurisdictions.

(b)	During the period of distribution of the Offered Shares, the Company will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Applicable Securities Laws, or be requested by the Lead Underwriters, acting reasonably, on behalf of the Underwriters, to continue to qualify the distribution of the Offered Shares.

(c)	Prior to the filing of the Preliminary Prospectus and the Prospectus and thereafter, during the period of distribution of the Offered Shares, including prior to the filing of any Supplemental Material, the Company shall have allowed the Underwriters and the U.S. Placement Agent to review and comment on such documents and shall have allowed the Underwriters and the U.S. Placement Agent to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Company, the chair of the Company’s audit committee, its auditors and legal counsel will be present and participate) which they may reasonably require in order to fulfill their obligations as agents in order to enable them to execute the certificate contained in the Offering Documents and required to be executed by them pursuant to Applicable Securities Laws. Without limiting the scope of the due diligence inquiry the Underwriters and the U.S. Placement Agent (or their counsel) may conduct, the Company shall use its best efforts to make available its directors, senior management, auditors and legal counsel to answer any questions which the Underwriters and the U.S. Placement Agent may have and to participate in one or more due diligence sessions to be held prior to filing of each of the Preliminary Prospectus, the Prospectus and any Supplementary Material.

4.	Distribution and Certain Obligations of Underwriters

(a)	The Company agrees that the Underwriters will be permitted to appoint other registered dealers or brokers (each, a “Selling Firm”) as their agents to assist in the sale of the Offered Shares, and determine the fee payable to any such Selling Firm. For the avoidance of doubt, the fee paid to any such Selling Firm will be paid by the Underwriters out of the Underwriters’ Fees. The Underwriters shall, and shall require any Selling Firm to agree to, comply with the Applicable Securities Laws (including, in connection with offers and sales in the United States pursuant to Rule 144A) in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus or the Private Placement Memorandum and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold and shall seek the prior consent of the Company, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Jurisdictions where the Offered Shares are to be offered and sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable but in any event no later than 90 days after the date of the Final Receipt; and (ii) as soon as practicable after the completion of the distribution of the Offered Shares, and in any event within 30 days after the later of the Closing Date, notify the Company thereof and provide the Company with a breakdown of the number of Offered Shares distributed in the Qualifying Jurisdictions.

(b)	The Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Shares in (i) the Qualifying Jurisdictions, and (ii) in jurisdictions other than the Qualifying Jurisdictions and the United States, in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Shares.

(c)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where a Passport Receipt or similar document for the Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission (including a Final Receipt for the Prospectus issued under the Passport System) following the filing of the Prospectus, unless otherwise notified in writing by the Company.

(d)	The Company and the Underwriter hereby acknowledge that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities or "blue sky" laws and may not be offered or sold: (i) in the United States except to Qualified Institutional Buyers in accordance with Rule 144A and the applicable state securities laws; and (ii) outside the United States only in accordance with Regulation S. Accordingly, the Company and the Underwriter hereby agree, and the Underwriter shall require each Selling Firm to agree, that offers and sales of the Offered Shares shall be conducted only in the manner specified in Schedule “A” hereto, which terms and conditions are hereby incorporated by reference in and form a part of this Agreement.

(e)	During the distribution of the Offered Shares, other than the Offering Documents, the press release announcing the Offering and the Term Sheet (which Term Sheet the Company and the Underwriters agree is a “template version” within the meaning of NI 44-101 of such marketing materials), the Underwriters and the Company shall not provide any potential investor with any materials or written communication in relation to the distribution of the Offered Shares. The Company, and the Underwriters, on a several basis, covenant and agree (i) not to provide any potential investor of Offered Shares with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Shares, (ii) not to provide any potential investor in the Qualifying Jurisdictions with any materials or information in relation to the distribution of the Offered Shares or the Company other than (a) such marketing materials that have been approved and filed in accordance with NI 44-101, (b) the Preliminary Prospectus, the Prospectus and any Supplementary Material, and (c) any “standard term sheets” (within the meaning of Applicable Securities Laws) approved in writing by the Company and the Lead Underwriters on behalf of the Underwriters, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and the Lead Underwriters on behalf of the Underwriters, shall only be provided to potential investors in the Qualifying Jurisdictions.

(f)	Each Underwriter agrees that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue and sale of the Offered Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and (ii) it has complied and will comply with all applicable provisions of the FSMA and the Financial Services Act 2012 with respect to anything done by it in relation to the Offered Shares in, from or otherwise involving the United Kingdom.

(g)	Each Underwriter further agrees that (i) the Prospectus is for distribution only to persons who (A) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (B) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (C) are outside the United Kingdom, or (D) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”); (ii) the Prospectus is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and (iii) any investment or investment activity to which the Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

(h)	Each Underwriter agrees that, in the case of offers in a Member State of the European Economic Area, with effect from and including the date on which Directive 2003/71/EC, as amended (the “Prospectus Directive”) was implemented in that Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the Offered Shares which are the subject of the Offering to the public in that Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Offered Shares to the public in that Member State: (i) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Company; or (iii) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive.

(i)	Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Company under this Section 4 with respect to a default under this Section 4 by another Underwriter. However, each Underwriter shall be liable to the Company under this Section 4 with respect to any breach by it of this Section 4.

5.	Deliveries on Filing and Related Matters

(a)	The Company shall deliver, or cause to be delivered, to each of the Underwriters:

(i)	concurrently with the filing of each of the Preliminary Prospectus and the Prospectus, as the case may be, a copy of each of the Preliminary Prospectus, preliminary Private Placement Memorandum, Prospectus and final Private Placement Memorandum, as the case may be, signed by the Company as required by Applicable Securities Laws;

(ii)	concurrently with the filing thereof, a copy of any Supplementary Material required to be filed by the Company in compliance with Applicable Securities Laws;

(iii)	concurrently with the filing of the Prospectus with the Securities Commissions, a “long form” comfort letter dated the date of the Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the current auditor of the Company, MNP LLP, with respect to the Financial Statements and other financial and accounting information relating to the Company contained or incorporated by reference in the Prospectus, which letter shall be based on a review by such auditors within a cut-off date and based on a review of not more than two Business Days prior to the date of the letter, which letter shall be in addition to any auditors’ comfort and consent letters addressed to the Securities Commissions in the Qualifying Jurisdictions;

(iv)	prior to the filing of the Prospectus with the Securities Commissions, copies of correspondence demonstrating that the listing and posting for trading on the TSX of the Offered Shares has been approved subject only to the satisfaction by the Company of such customary and standard conditions imposed by the TSX in similar circumstances and set forth in a letter of the TSX addressed to the Company (the “Standard Listing Conditions”); and

(v)	copies of all other documents resulting or related to the Company taking all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Shares under Applicable Securities Laws and who comply with such Applicable Securities Laws.

(b)	Supplementary Material

If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation or deemed incorporation by reference in the Prospectus of any Subsequent Disclosure Document, the Company shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, a comfort letter from the Company’s current auditor, MNP LLP, substantially similar to the letters referred to in Section 5(a)(iii).

(c)	Representations as to Prospectus and Supplementary Material

Each delivery to any Underwriter of any Offering Document by the Company shall constitute the representation and warranty of the Company to the Underwriters that:

(i)	all information and statements (except for the Underwriters’ Information) contained and incorporated by reference in such Offering Documents, are, at their respective dates, and, if applicable, the respective dates of filing, of such Offering Documents, true and correct in all material respects and contain no misrepresentation and, on the respective dates of such Offering Documents, constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Shares as required by Applicable Securities Laws of the Qualifying Jurisdictions;

(ii)	no material fact or information (except for the Underwriters’ Information) has been omitted from any Offering Document which is required to be stated therein or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

(iii)	except with respect to except for the Underwriters’ Information, each of such Offering Documents complies with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions.

Such deliveries shall also constitute the Company’s consent to the Underwriters’ and any Selling Firm’s use of the Offering Document in connection with the distribution of the Offered Shares in compliance with this Agreement.

(d)	Delivery of Prospectus and Related Matters

The Company will cause to be delivered to the Underwriters, at those delivery points as the Underwriters request, acting reasonably, as soon as possible and in any event no later than 12:00 noon (Toronto time) on the next Business Day (or by 12:00 noon (Toronto time) on the second Business Day for deliveries outside of Toronto), in each case following the day on which the Company has obtained (i) the Preliminary Receipt for the Preliminary Prospectus, and (ii) the Final Receipt for the Prospectus, and thereafter from time to time during the distribution of the Offered Shares, as many commercial copies of the Preliminary Prospectus, the Prospectus and/or any Supplementary Materials, as applicable, as the Underwriters may request, acting reasonably. Each delivery of any of the Offering Documents will have constituted or will constitute, as the case may be, consent of the Company to the use by the Underwriters and any Selling Firms of those documents in connection with the distribution and sale of the Offered Shares in all of the Qualifying Jurisdictions.

(e)	Press Releases

Neither the Company, nor the Underwriters, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by applicable laws or stock exchange rules. For greater certainty, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Company will incorporate in such press releases all reasonable comments of the Underwriters. Any such press release shall contain substantially the following legend and comply with Rule 135e under the U.S. Securities Act: “NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.”

6.	Material Change

(a)	The Company shall promptly inform the Underwriters (and promptly confirm such notification in writing) during the period prior to the Underwriters notifying the Company of the completion of the distribution of the Offered Shares in accordance with Section 4(a) hereof of the full particulars of:

(i)	any material change whether actual, anticipated, contemplated, or to the knowledge of the Company, threatened or proposed in the Company or any Subsidiary or in any of their respective businesses, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations or in the Offering;

(ii)	any material fact which has arisen or has been discovered that would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on or prior to the date of any of the Offering Documents;

(iii)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in any of the Offering Documents not complying with the Applicable Securities Laws of any Qualifying Jurisdiction;

(iv)	any notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Company or the Offering; or

(v)	any other event or state of affairs that would reasonably be expected to be relevant to the Underwriters’ in connection with their due diligence investigations in respect of the Offering.

(b)	Subject to Section 6(d), the Company will prepare and file promptly (and, in any event, within the time prescribed by Applicable Securities Laws) any Supplementary Material which may be necessary under the Applicable Securities Laws, and the Company will prepare and file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary, to continue to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions.

(c)	During the period commencing on the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Shares, the Company will promptly inform the Underwriters in writing of the full particulars of:

(i)	any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Company;

(ii)	the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the TSX or any other competent authority, relating to the Preliminary Prospectus, the Prospectus, the distribution of the Offered Shares or the Company;

(iii)	any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Shares or any other event or state of affairs that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iv)	the issuance by any Securities Commission, the TSX or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company.

(d)	In addition to the provisions of Sections 6(a), 6(b) and 6(c) hereof, the Company shall in good faith discuss with the Underwriters any circumstance, change, event or fact contemplated in Sections 6(a), 6(b) or 6(c) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under Sections 6(a), 6(b) or 6(c) hereof and shall consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that any such Supplementary Material shall not be filed with any Securities Commission prior to the review and approval thereof by the Underwriters and their counsel, acting reasonably.

7.	Regulatory Approvals

(a)	Prior to the filing of the Prospectus with the Securities Commissions, the Company shall make all commercially reasonable efforts to obtain the conditional approval of the TSX to the listing of the Offered Shares, and will file or cause to be filed with the TSX all necessary documents and shall take or cause to be taken all necessary steps to apply for such listing and to ensure that the Company has obtained all necessary approvals for the Offered Shares to be conditionally listed on the TSX subject only to the Standard Listing Conditions.

(b)	The Company will make all necessary filings and obtain all necessary regulatory consents and approvals (if any), and the Company will pay all filing, exemption and other fees required to be paid in connection with the transactions contemplated in this Agreement.

8.	Representations and Warranties of the Company

The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying on such representations and warranties in purchasing the Offered Shares, that:

(a)	the Company (i) is a corporation duly incorporated and existing under the laws of the Province of British Columbia and has all requisite corporate power and authority, and is duly qualified to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and to offer, issue and sell the Offered Shares and neither the Company nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Company’s dissolution or winding up, and (ii) has all requisite power, capacity and authority to enter into this Agreement and the Ancillary Documents and to carry out its obligations hereunder and thereunder;

(b)	other than the Subsidiaries, the Company has no subsidiaries and no investment in any person which is or would be material to the business and affairs of the Company. The Material Subsidiaries are the only subsidiaries of the Company that are material to the Company (taken as a whole), including with respect to the generation of revenues and the ownership of Intellectual Property;

(c)	the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Subsidiary, in each case free and clear of all Liens, other than the Liens arising pursuant to the Credit Facility and the Outstanding Debentures, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Subsidiary of any of the shares or other securities of any Subsidiary;

(d)	each Material Subsidiary is a corporation duly incorporated, amalgamated, continued or organized and existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite corporate power and authority and is duly qualified to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and none of the Material Subsidiaries nor, to the knowledge of the Company, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Material Subsidiaries’ dissolution or winding up;

(e)	each of the Company and the Subsidiaries has been conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which it carries on such business and has not received a notice of material noncompliance, and, to the knowledge of the Company, there are no facts that would give rise to a notice of material non-compliance with any such Applicable Laws;

(f)	the Company is a reporting issuer in all provinces and territories of Canada, is not in default under the Applicable Securities Laws of those provinces and is not on the list of defaulting issuers maintained by the applicable Securities Commissions in the provinces and territories of Canada;

(g)	no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority, Securities Commission or other person is required of the Company in connection with the execution and delivery of, or with the performance by the Company of its obligations under, this Agreement except (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws or the rules of the TSX, and (ii) such post-Closing notice filings with Securities Commissions and the TSX as may be required in connection with the Offering;

(h)	each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the offer, issue and sale of the Offered Shares and the consummation of the transactions contemplated in this Agreement, do not and will not:

(i)	conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Company or any Material Subsidiary, including Applicable Securities Laws; (ii) the constating documents, by-laws or resolutions of the Company or any Material Subsidiary; (iii) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any Material Subsidiary is a party or by which it is bound; or (iv) any judgment, decree or order binding the Company or its Assets and Properties or any Material Subsidiary or its Assets and Properties, in the case of (iii) and (iv) above other than such breaches, violations or defaults that would not, alone or collectively, have a Material Adverse Effect; or

(ii)	affect the rights, duties and obligations of any parties to any material indenture, agreement or instrument to which the Company or any Subsidiary is a party, nor give a party the right to terminate any such indenture, agreement or instrument by virtue of the application of terms, provisions or conditions in such indenture, agreement or instrument;

(i)	this Agreement has been duly authorized and executed by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law

(j)	each of the Transaction Documents will at the Closing be, duly authorized and executed by the Company and constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(k)	the Company has the power, capacity and authority to offer, issue and sell the Offered Shares and the Offered Shares have been duly authorized, created and issued and:

(i)	the Offered Shares conform to all statements relating thereto contained in any of the Offering Documents; and

(ii)	the Offered Shares will not be issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company;

(l)	the statements set forth in the Prospectus under the heading “Description of Share Capital” insofar as it purports to constitute a summary of the terms of the Offered Shares are, in each case, accurate in all material respects;

(m)	the Common Shares are listed and posted for trading on the TSX and, prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Company from the TSX to ensure that, subject to fulfilling the Standard Listing Conditions, the Offered Shares will be listed and posted for trading on the TSX upon their issuance;

(n)	except for the formal written consent of the TSX, there are no third party consents required to be obtained in order for the Company to complete the Offering;

(o)	(i) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach, by the Company, any Subsidiary, or any other person, of any material obligation, agreement, covenant or condition contained in any Contract to which the Company or any Subsidiary is a party or by which it or any of its Assets and Properties may be bound, and all such Contracts are, to the knowledge of the Company, in good standing and in full force and affect; and (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Shares, the Common Shares or any other security of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by any such authority or under any Applicable Securities Laws;

(p)	the Company is not currently party to any agreement in respect of: (A) the purchase of any material Assets and Properties or any interest therein or the sale, transfer or other disposition of any material Assets and Properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; or (B) the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the Assets and Properties of the Company or otherwise);

(q)	the Financial Statements (i) have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise as required by IFRS) of the Company and the Subsidiaries on a consolidated basis as at such dates and the results of its operations and its cash flows for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Subsidiaries on a consolidated basis in accordance with IFRS, and (iii) have been audited (in the case of the annual financial statements comprising the Financial Statements) or will have been reviewed by the time of the filing of the Prospectus (in the case of the interim financial statements comprising the Financial Statements) by independent public accountants within the meaning of Applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Company since incorporation. Except as set out in the Financial Statements, the Company does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements;

(r)	all taxes (including without limitation income tax, capital tax, payroll taxes, sales taxes, value-added taxes, employer health tax, workers’ compensation payments, property taxes and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Company and the Subsidiaries have been paid, collected or withheld and remitted as applicable, except for any failure to so pay that would not, individually or in the aggregate, have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Company or any Subsidiary;

(s)	the Company and the Subsidiaries have each established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and, to the knowledge of the Company, there are no Liens for Taxes on the Assets and Properties of the Company or the Subsidiaries (other than Liens for Taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or any Subsidiary (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any material deficiency;

(t)	the Company has established and maintains a system of disclosure controls and procedures and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management’s supervision, to provide reasonable assurance that material information relating to the Company and the Subsidiaries is made known to management by others, particularly during the period in which the financial statements are being prepared; (ii) designed such internal control over financial reporting, or caused it to be designed under management’s supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the periods covered by the Financial Statements and have caused the Company to disclose in the management’s discussion and analysis forming part of the Disclosure Record the conclusions about the effectiveness of the disclosure controls and procedures as of the end of the periods covered by the Financial Statements based on such evaluation;

(u)	MNP LLP, who audited the audited consolidated financial statements of the Company for the financial year ended December 31, 2016, are independent public accountants and there has not been any “disagreement” or “reportable event” (within the respective meanings of NI 51-102) with the current auditors or any former auditors of the Company;

(v)	the audit committee’s responsibilities and composition comply with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

(w)	the authorized capital of the Company consists of an unlimited number of Common Shares, of which 18,504,399 Common Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company as of the date hereof;

(x)	other than the Outstanding Debentures, no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued Common Shares or other securities of the Company or any Material Subsidiary or any other security convertible into or exchangeable for any such shares, or to require the Company or any Material Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Company or any Material Subsidiary;

(y)	to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Material Subsidiary;

(z)	all statements made in the Preliminary Prospectus and the Prospectus describing the Offered Shares and the respective attributes thereof are complete and accurate in all material respects;

(aa)	no legal or governmental actions, suits, judgments, investigations or proceedings have been instituted to which the Company or any Subsidiary, or to the knowledge of the Company, the directors, officers or employees of the Company or a Subsidiary are a party or to which the Assets and Properties of the Company or a Subsidiary is subject and, to the knowledge of the Company, no such proceedings have been threatened against or are pending with respect to the Company or any Subsidiary, or with respect to their Assets and Properties and none of the Company or any Subsidiary is subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(bb)	neither the Company nor any Material Subsidiary is in violation of its constating documents;

(cc)	the Company and each Material Subsidiary owns or has the right to full use of all Assets and Properties owned or used in its Business (other than Intellectual Property, with respect to which the representations and warranties in Sections 8(ee) – 8(jj) apply) free and clear of any actual, pending or, to the knowledge of the Company, threatened claims, Liens (other than Liens arising pursuant to the Credit Facility and the Outstanding Debentures), options, set-offs, free-carried interests, royalties, or other interests whatsoever, including (i) all Contracts that are material to its business, and (ii) all Assets and Properties necessary to enable the Company and the Material Subsidiaries to carry on their business as now conducted and as presently proposed to be conducted;

(dd)	except as described in the Preliminary Prospectus, the Prospectus or any Supplementary Material, no third party has any ownership right, title, interest in, claim in, Lien against or any other right to the Assets and Properties owned by the Company or any Material Subsidiary or any written or oral agreement, option, understanding or privilege capable of becoming such (other than Liens arising in the ordinary course of business which, individually or in the aggregate, do not and will not have a Material Adverse Effect);

(ee)	(i) the Company and/or the Material Subsidiaries, as applicable, own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property including the Intellectual Property described in the Offering Documents, and no other Subsidiary owns or has obtained a license for or right to use any Intellectual Property; (ii) the Company has no knowledge that the Company and/or the Subsidiaries, as applicable, lack any rights or licenses to use all Intellectual Property necessary and material for the conduct of their business; (iii) no third parties have rights to any Intellectual Property that is owned by or licensed to the Company or the Subsidiaries, except as disclosed or incorporated by reference in the Offering Documents, other than rights acquired pursuant to non-exclusive licenses granted by the Company or a Subsidiary in the ordinary course of business or Intellectual Property licensed to the Company or a Subsidiary; (iv) all of the applied for or registered Intellectual Property that is owned by the Company or a Subsidiary and necessary or material in the operation of its or their business is in full force and effect and, to the knowledge of the Company, none of the Company or the Subsidiaries have failed to take any actions with respect to such applied for or registered Intellectual Property in a manner which would result in the abandonment, opposition, re- examination, rejection, impeachment, cancellation, termination, lapsing, limitation, expungement or unenforceability of any of such applied for or registered Intellectual Property; (v) all applications, registrations, filings, renewals and payments necessary to preserve the rights in and to the applied for or registered Intellectual Property that is owned by the Company or a Material Subsidiary and necessary or material in the operation of its or their business have been duly filed, made, prosecuted and maintained, are in good standing or substantially reinstatable and are recorded in the name of the Company or such Material Subsidiary, as applicable, and none of the Company or the Subsidiaries have received any written notice indicating that any application for registration of the Intellectual Property that is owned by the Company or a Material Subsidiary has been finally rejected or denied by the applicable reviewing authority; and (vi) there is no pending or threatened action, suit, proceeding or claim by any other person challenging the validity or enforceability of any Intellectual Property that is owned by the Company or a Material Subsidiary, and the Company has no knowledge of any finding of unenforceability or invalidity of any issued or registered Intellectual Property that is owned by the Company or a Material Subsidiary;

(ff)	(i) either the Company or a Subsidiary is the sole and exclusive legal and/or beneficial owner, as applicable, of, has good and marketable title to, and owns all right, title and interest in all Intellectual Property that is owned by the Company or a Material Subsidiary, as applicable, free and clear of all Liens, other than Liens arising pursuant to the Credit Facility and the Outstanding Debentures, options to purchase and restrictions or other adverse claims of any kind or nature, and the Company has no knowledge of any claim of adverse ownership in respect thereof; (ii) no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Intellectual Property that is owned by the Company or a Material Subsidiary; and (iii) none of the Intellectual Property that is owned by the Company or a Material Subsidiary comprises an improvement to any Intellectual Property that would give any third person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property;

(gg)	the Company has no knowledge of any pending or threatened, action, suit, proceeding or claim by others challenging the Company’s or a Subsidiaries’ rights in or to any Intellectual Property, and the Company has no knowledge of any facts which form a reasonable basis for any such claim; none of the Company or the Subsidiaries have received any written notice or claim challenging its ownership or right to use any of the Intellectual Property;

(hh)	(i) to the Company’s knowledge, the conduct of its business (including, without limitation, the use or other exploitation of the Intellectual Property by the Company or a Subsidiary) has not infringed, violated, misappropriated or otherwise conflicted with any intellectual property right of any third person; and (ii) to the knowledge of the Company, there is no pending or threatened action, suit, proceeding or claim by any other person that the Company or any Subsidiary infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company’s products or services under development) any intellectual property right owned by any other person, and the Company has no knowledge of any facts which form a reasonable basis for any such claim;

(ii)	to the Company’s knowledge, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company or a Subsidiary in or to any of the Intellectual Property;

(jj)	to the Company’s knowledge, all moral rights as defined under the Copyright Act (Canada) or any other applicable legislation or by operation of law in any applicable jurisdiction have been waived in writing in favour of any of the Company, the Subsidiaries and their successors or assignees with respect to the copyrightable works that are owned by the Company or a Subsidiary;

(kk)	to the extent that any of the Intellectual Property is licensed or disclosed to any person or any person has access to such Intellectual Property (including but not limited to any employee, officer, shareholder, consultant, systems-integrator, distributor or other customer of the Company or any of the Subsidiaries), the Company has entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and none of the Company, any of the Subsidiaries or, to the best of the Company’s knowledge, any other person, is in default of its obligations thereunder except for any default which is immaterial;

(ll)	the current uses of open source software by the Company and its Subsidiaries do not and will not in any material way adversely affect their respective businesses as currently carried on by them;

(mm)	the Company has taken commercially reasonable steps (including, without limitation, implementing and monitoring compliance with respect to technical and physical security) consistent with industry standards, to ensure that the Personally Identifiable Information and Customer Data are protected against damage, loss and against unauthorized access, use, modification, disclosure or other misuse, including for the purpose of protecting the Company systems from infection by any disabling codes or instructions or any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of Company’s technology or information systems, access by unauthorized persons, or access by authorized persons that exceeds the person’s authorization), performing and documenting its risk assessment and management procedures, and conforming with industry standards pertaining to secure programming techniques. The Company’s information security practices conform to all requirements of Applicable Laws regarding privacy and protection of personal information. There is no, nor has there ever been, any material complaint to, or any proceeding or claim against, the Company or any Subsidiary initiated by (i) any private person or (ii) any Governmental Authority, with respect to any Personally Identifiable Information and/or Customer Data. All Personally Identifiable Information of customers of the Company or the Subsidiaries is and has been processed transmitted, stored, and used in Canada, and none of the Company or the Subsidiaries is subject to the jurisdiction of any non-Canadian Governmental Authority with respect to the collection, processing, transmission, storage and use of Personally Identifiable Information. To the knowledge of the Company, there has been no unauthorized access to or other misuse of information technology assets, Personally Identifiable Information, Customer Data, and other data of the Company;

(nn)	neither the Company nor the Material Subsidiaries own any real property; and with respect to each premises of the Company and each of the Material Subsidiaries which is material to the business of the Company and which the Company or a Material Subsidiary occupies as tenant (the “Leased Premises”), the Company or a Material Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Material Subsidiary occupies the Leased Premises is, to the knowledge of the Company, in good standing and in full force and effect in all material respects;

(oo)	neither the Company nor any Material Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

(pp)	the Company and each Material Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(qq)	all material agreements, plans or practices relating to the payment of any management, consulting, service or other fees or any bonuses, pensions, share of profits or retirement allowance, insurance, health or other employee benefits or any plan for retirement, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise of the Company or a Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or a Subsidiary (“Employee Plans”) have been disclosed in the Disclosure Record. The Company has made available to the Underwriters true and complete copies of documents, contracts and arrangements relating to the Employee Plans. The Employee Plans have been established, operated in the ordinary course and administered in all material respects in accordance with their terms and Applicable Laws;

(rr)	there has not been in the last two calendar years and there is not currently any labour disruption that would reasonably be expected to have a Material Adverse Effect;

(ss)	to the Company’s knowledge, none of the directors, officers or employees of the Company, the Subsidiaries or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with the Company or any Subsidiary that materially affects, is material to or would reasonably be expected to materially affect the Company or any Subsidiary;

(tt)	except for wages, salaries and other compensation-related payments in the ordinary course, and other than as disclosed in the Offering Documents, neither the Company nor any Subsidiary is indebted to: (i) any director, officer or shareholder of the Company; (ii) any individual related to any of the foregoing by blood, marriage or adoption; or (iii) any corporation controlled, directly or indirectly, by any one or more of those persons referred to in this Section 8(tt). Except as disclosed in the prospectus, none of those persons referred to in this Section 8(tt) is indebted to the Company or any Subsidiary. Neither the Company nor a Subsidiary is currently a party to any material Contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with the Company or the Subsidiaries other than employment agreements;

(uu)	the Company and each Subsidiary’s insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers, are sufficient for all applicable requirements of Applicable Law and provide insurance, including liability and product liability insurance, in such amounts and against such risks as is customary for corporations engaged in businesses similar to that carried on by the Company and the Subsidiaries. Neither the Company nor any Subsidiary is in default in any respect with respect to the payment of any premium or compliance with any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim within the appropriate time therefor. There are no circumstances under which the Company or any Subsidiary would be required to or, in order to maintain its coverage, should give any notice to the insurers under any such insurance policy which has not been given. Neither the Company nor any Subsidiary has received notice from any of the insurers regarding cancellation of such insurance policy;

(vv)	copies of the minute books and records of the Company and the Material Subsidiaries made available to counsel for the Underwriters in connection with the due diligence investigation of the Company and the Material Subsidiaries are all of the minute books of the Company and the Material Subsidiaries and contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Material Subsidiaries to the date hereof to the extent that minutes exist and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Material Subsidiaries to the date hereof not reflected in such minute books, other than minutes and/or resolutions relating to the Offering;

(ww)	(A) the Company, the Material Subsidiaries and each of their respective Assets and Properties and the operation of their respective businesses have been and are, to the knowledge of the Company, in compliance in all material respects with all Environmental Laws; (B) the Company and each of the Material Subsidiaries has complied in all respects with all reporting and monitoring requirements under all Environmental Laws; and (C) neither the Company nor any Material Subsidiary has ever received any notice of any non-compliance in respect of any Environmental Laws and (D) there are no Environmental Permits necessary to conduct the business of the Company;

(xx)	other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement;

(yy)	since January 1, 2017, there has not occurred any material adverse change (actual, anticipated, contemplated or, to the knowledge of the Company, threatened, whether financial or otherwise) in the assets, liabilities (contingent or otherwise), properties, capital, affairs, business, operations or condition (financial or otherwise) of the Company and/or the Subsidiaries which has not been disclosed in or incorporated by reference in the Offering Documents;

(zz)	other than the Offering and other than as disclosed in or incorporated by reference in the Offering Documents, neither the Company nor any Subsidiary has:

(i)	paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; or

(iii)	entered into any material transaction;

(aaa)	the Company and the Subsidiaries and their directors, officers, employees and other representatives are familiar with and have conducted all transactions, negotiations, discussions and dealings in full compliance with anti-bribery and anti-corruption laws and regulations applicable in any jurisdiction in which they are located or conducting business. Neither the Company nor any Subsidiary has made any offer, payment, promise to pay, or authorization of payment of money or anything of value to any government official, or any other person while having reasonable grounds to believe that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a government official, for the purpose of (i) assisting the parties in obtaining, retaining or directing business; (ii) influencing any act or decision of a government official in his or its official capacity; (iii) inducing a government official to do or omit to do any act in violation of his or its lawful duty, or to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; or (iv) securing any improper advantage;

(bbb)	the operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Applicable Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority involving the Company with respect to Applicable Anti-Money Laundering Laws is, to the knowledge of the Company, pending or threatened;

(ccc)	the Company is in material compliance with its timely and continuous disclosure obligations under the Applicable Securities Laws and the policies, rules and regulations of the TSX and, without limiting the generality of the foregoing, there are no material facts and there has not occurred any material change (actual, anticipated, contemplated, or to the knowledge of the Company, threatened, financial or otherwise) in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise), results of operations or control of the Company and the Subsidiaries taken as a whole since January 1, 2017 which has not been set forth in the Offering Documents or otherwise publicly disclosed on a non-confidential basis, and the Company has not filed any confidential material change report which remains confidential as at the date hereof;

(ddd)	the Company has filed a current annual information form in the form prescribed by NI 51-102 in each of the Qualifying Jurisdictions prior to the date of this Agreement and the Company is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of the Preliminary Prospectus and Prospectus, there will be no documents required to be filed under the Applicable Securities Laws of the Qualifying Jurisdictions in connection with the Offering of the Offered Shares that will not have been filed as required as at those respective dates;

(eee)	the Company has filed all documents forming the Disclosure Record on a timely basis, except for any failure to file on a timely basis which is not material. As of their respective dates, the documents forming the Disclosure Record complied in all material respects with the requirements of the Applicable Securities Laws of the Qualifying Jurisdictions, and none of the documents forming the Disclosure Record, when filed, contained any misrepresentation or contained an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, which has not been corrected by the filing on a public basis of a subsequent document which forms part of the Disclosure Record;

(fff)	the Offered Shares will at the Closing Time qualify as eligible investments as described in the Preliminary Prospectus under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Offered Shares to cease to be qualified, during the period of distribution of the Offered Shares, as eligible investments to the extent so described in the Prospectus;

(ggg)	at the time of delivery thereof to the Underwriters:

(i)	the Preliminary Prospectus complied, and the Prospectus and all Supplementary Material, if any, will comply, fully with the requirements of Applicable Securities Laws;

(ii)	the Preliminary Prospectus provided, and the Prospectus and all Supplementary Material, if any, will provide, full, true and plain disclosure of all material facts relating to the Company (on a consolidated basis) and the Offered Shares; and

(iii)	the Preliminary Prospectus did not, and the Prospectus and all Supplementary Material, if any, will not, contain any misrepresentation;

(hhh)	the form and terms of the certificates representing the Common Shares have been approved and adopted by the board of directors of the Company and do not conflict with any Applicable Laws or the rules and by-laws of the TSX;

(iii)	Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent for the Common Shares;

(jjj)	all forward-looking information and statements of the Company contained in the Offering Documents and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based;

(kkk)	the statistical, industry and market related data included, or incorporated by reference, in the Offering Documents are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;

(lll)	the Company has not withheld from the Underwriters any material facts relating to the Company, its Subsidiaries or the Offering, and the information supplied by the Company to the Underwriters and their counsel in connection with the due diligence conducted by them including information provided at due diligence sessions, was true and accurate in all material respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith;

(mmm)	the Company and the Material Subsidiaries hold all of the permits, licenses, approvals, consents, orders, markings, certificates and like authorizations, including mortgage broker licenses, necessary for it to own, lease and license their Assets and Properties and carry on their businesses, as now carried on as of the date of this Agreement, in each jurisdiction where such business is carried on that are material to the conduct of such business, as now carried on as of the date of this Agreement, including, but not limited to, permits, licenses, approvals, consents, orders, certificates and like authorizations, including mortgage broker licenses, from Regulatory Authorities (collectively, the “Material Permits”); all such Material Permits are valid and subsisting and in good standing and none of the Material Permits contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in an adverse manner the operation of the Company’s business, as now carried on as of the date of this Agreement or proposed to be carried on, as set out in the Offering Documents, and neither the Company nor any Material Subsidiary is in breach thereof or in default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Material Permits in good standing;

(nnn)	no Material Permits issued by a Regulatory Authority have been limited, suspended, or revoked, and, to the knowledge of the Company, no Regulatory Authority is considering such action;

(ooo)	each of the Company and the Material Subsidiaries is in compliance in all material respects with each Material Permit held by it;

(ppp)	there is no false or misleading information or significant omission in any submission made by or on behalf of the Company or any Subsidiary to a Regulatory Authority;

(qqq)	the Product and Services have been and developed, tested, offered, stored, distributed and marketed in compliance in all material respects with Applicable Laws;

(rrr)	the Company or a Subsidiary is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in each of the Products and Services. The Company or a Material Subsidiary is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in each of the Products and Services that are material to the Company and the Subsidiaries, taken as a whole;

(sss)	except for ordinary course inquiries by Regulatory Authorities, no Regulatory Authority is presently alleging or asserting, or, to the Company’s knowledge, threatening to allege or assert, noncompliance with any applicable legal requirement or registration in respect of any of the Products and Services;

(ttt)	neither the Company nor any Subsidiary has received notice of any action pending or recommended by any Governmental Authority (including a Regulatory Authority) either to revoke, withdraw, suspend or limit any Material Permit, or to terminate, suspend, limit, withdraw, or forfeit the participation of the Company or any Subsidiary in any government program;

(uuu)	the Company and the Subsidiaries and their directors, officers, employees and other representatives are familiar with and have conducted all transactions, negotiations, discussions and dealings in full compliance with anti-bribery and anti-corruption laws and regulations applicable in any jurisdiction in which they are located or conducting business. Neither the Company nor any Subsidiary has made any offer, payment, promise to pay, or authorization of payment of money or anything of value to any government official, or any other person while having reasonable grounds to believe that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to a government official, for the purpose of (i) assisting the parties in obtaining, retaining or directing business; (ii) influencing any act or decision of a government official in his or its official capacity; (iii) inducing a government official to do or omit to do any act in violation of his or its lawful duty, or to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; or (iv) securing any improper advantage;

(vvv)	there is no actual or pending or, to the Company’s knowledge, threatened enforcement actions by any Regulatory Authority against the Company or any Subsidiary;

(www)	the Company has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101 and NI 51-102) that would require the inclusion of any additional financial statements or any pro forma financial statements pursuant to the Applicable Securities Laws of the Qualifying Jurisdictions, other than the Financial Statements incorporated by reference in the Offering Documents and for which a business acquisition report has not been filed under NI 51-102;

(xxx)	The representations, warranties and covenants of the Company set out in Schedule “A” to this Agreement are hereby incorporated by reference; and

(yyy)	the Company has not entered into any agreement or arrangement in respect of a transaction that would be a “significant acquisition” for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectus.

9.	Covenants of the Company

The Company covenants and agrees with the Underwriters that the Company:

(a)	will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Prospectus and any Supplementary Material has been filed and Passport Receipts have been obtained and will provide evidence satisfactory to the Underwriters of each such filing and copies of such Passport Receipts;

(b)	will advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission or U.S. securities regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Prospectus, the Private Placement Memorandum or any Supplementary Material or suspending or seeking to suspend the trading of the Offered Shares; (ii) the suspension of the qualification of the Offered Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus or the Prospectus or any Supplementary Material or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;

(c)	will use its commercially reasonable efforts to remain, and to cause each of the Material Subsidiaries to remain a corporation in good standing, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation or entity in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all Applicable Laws of each such jurisdiction;

(d)	will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Applicable Securities Laws of each of the Qualifying Jurisdictions which have such a concept and will comply with all of its obligations under Applicable Securities Laws for as long as any Common Shares are outstanding;

(e)	will use its commercially reasonable efforts (including, without limitation, making application to the Securities Commission of each Qualifying Jurisdiction for all consents, orders and approvals necessary) to maintain the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as the Lead Underwriters, on behalf of the Underwriters, may approve, acting reasonably, for a period of 12 months following the Closing Date;

(f)	will use its commercially reasonable efforts to ensure that the Offered Shares are, when issued, listed and posted for trading on the TSX upon their date of issuance;

(g)	will apply the net proceeds from the issue and sale of the Offered Shares in accordance with the disclosure set out under the heading “Use of Proceeds” in the Prospectus;

(h)	prior to the Closing Time, will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to the Offering and take all such steps as may be reasonably required within its power to implement to the full extent the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Shares;

(i)	will on or before the time of filing the Prospectus provide to the Underwriters a copy of the conditional listing approval of the Offered Shares on the TSX;

(j)	will forthwith notify the Underwriters of any breach of any covenant of this Agreement or any Ancillary Documents by the Company, or upon the Company becoming aware that any representation or warranty of the Company contained in this Agreement or any Ancillary Document was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(k)	will not, at any time prior to the closing of the Offering, halt the trading of the Common Shares on the TSX without the prior written consent of the Lead Underwriters;

(l)	will use commercially reasonable efforts to cause the directors and officers of the Company to deliver at the Closing Time on the Closing Date, the agreements contemplated by Section 10(n); and

(m)	prior to Closing Time, will make available management of the Company for meetings with investors as scheduled by the Lead Underwriters at the discretion of the Lead Underwriters, acting reasonably.

10.	Conditions of Closing

The obligations of the Underwriters hereunder with respect to the Offering will be subject to the completion by the Underwriters of a due diligence review satisfactory to the Underwriters in their sole judgment and to the satisfaction (or waiver by the Underwriters in their sole discretion) of the following additional conditions, as applicable, which conditions the Company covenants to exercise its commercially reasonable efforts to have fulfilled on or prior to the Closing Time:

(a)	the Underwriters will receive at the Closing Time a legal opinion addressed to the Underwriters and their counsel dated and delivered on the Closing Date from the Company’s Canadian counsel, Stikeman Elliott LLP, and from local counsel (only in respect of matters governed by laws of the Qualifying Jurisdictions where the Company’s Canadian counsel is not qualified to practice), in each case in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the following matters, subject to such reasonable assumptions and qualifications customary with respect to transactions of this nature as may be accepted by Underwriters’ counsel:

(i)	the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of Applicable Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(ii)	the Company is a corporation duly incorporated and existing under the laws of the Province of British Columbia, and has all requisite corporate power, capacity and authority to carry on its business as now conducted and to own, lease and operate its property and assets as described in the Prospectus;

(iii)	as to the authorized and issued and outstanding capital of the Company;

(iv)	the rights, privileges, restrictions and conditions attaching to the Offered Shares are accurately summarized in all material respects in the Prospectus;

(v)	the Offered Shares are conditionally approved for listing on the TSX;

(vi)	the Offered Shares have been validly created and issued and are legal, valid, binding and enforceable obligations of the Company in accordance with their terms;

(vii)	the Offered Shares will be issued as fully paid and non-assessable shares of the Company;

(viii)	the Company has all necessary corporate power and capacity: (i) to execute and deliver this Agreement and to perform its obligations hereunder and thereunder; and (ii) to offer, issue, sell and deliver the Offered Shares;

(ix)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Prospectus and any Supplementary Material and the filing thereof with the Securities Commissions, and to authorize the use and delivery of the preliminary and final U.S. Private Placement Memorandum including any amendments or supplements thereto;

(x)	the Company has duly authorized, executed and delivered, this Agreement and authorized the performance of its obligations hereunder, including the offering, issue, sale and delivery of the Offered Shares, and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to appropriate qualifications that are customary of an offering of this nature;

(xi)	the execution and delivery of this Agreement and the other Transaction Documents and the fulfillment of the terms hereof and thereof, the offering, issue, sale and delivery of the Offered Shares and the consummation of the transactions contemplated by this Agreement, do not result in a breach of (whether after notice or lapse of time or both) or constitute a default under (i) any of the terms, conditions or provisions of the notice of articles and articles of incorporation or amalgamation, as applicable, of the Company, (ii) resolutions of the shareholders or the board of directors (or any committee thereof) of the Company, or (iii) the laws of the Province of British Columbia and the federal laws of Canada applicable therein;

(xii)	the form and terms of the definitive certificates representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the BCBCA, the articles and by-laws of the Company and the rules of the TSX;

(xiii)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

(xiv)	all necessary documents have been filed, all requisite proceedings have been taken, all approvals, permits and consents of the appropriate regulatory authority in each Qualifying Jurisdiction have been obtained, and all necessary legal requirements have been fulfilled, in order to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through dealers who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such Applicable Laws;

(xv)	subject only to the Standard Listing Conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX;

(xvi)	the statements in the Prospectus under the heading “Eligibility for Investment”, accurately summarize such law applicable to the Offered Shares;

(xvii)	the statements in the Prospectus under the heading “Certain Canadian Federal Income Tax Considerations”, provide a fair and adequate summary of the principal Canadian federal income tax provisions under the Income Tax Act (Canada) that generally apply to a holder of Common Shares who acquires Common Shares under the Offering contemplated in the Prospectus, subject to the qualifications, limitations and understandings set out in such summary; and

(xviii)	as to all other legal matters reasonably requested by counsel to the Underwriters at least two Business Days prior to the Closing Time.

In connection with such opinion, Stikeman Elliott LLP may rely on the opinions of local counsel in the Qualifying Jurisdictions acceptable to counsel to the Underwriters, acting reasonably, as to the qualification for distribution of the Offered Shares or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the laws of jurisdictions other than the province or provinces in which Stikeman Elliott LLP are qualified to practice and may rely, to the extent appropriate in the circumstances but only as to matters of fact, on certificates of officers of the Company and others;

(b)	if any of the Offered Shares are offered or sold in the United States, the Underwriters shall have received at the Closing Time a customary and favourable legal opinion dated the Closing Date of Dorsey & Whitney LLP in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer and sale of such Offered Securities under Rule 144A, provided, in each case, that such offer, sale and delivery of Offered Shares in the United States is made in compliance with this Agreement and the terms set out in Schedule “A” hereto and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Company and the Underwriters set forth in this Agreement and Schedule “A” hereto, and upon the covenants, representation and warranties of any purchasers in the United States;

(c)	the Underwriters shall have received legal opinions from legal counsel to, and duly qualified to practice law in the jurisdiction of existence of, each Material Subsidiary, addressed to the Underwriters and legal counsel to the Underwriters with respect to: (i) the existence of each Material Subsidiary; (ii) the issued and outstanding securities of each Material Subsidiary and the securities thereof held by the Company or a Subsidiary; and (iii) the power and capacity of each Material Subsidiary to carry on its business and activities and to own and lease its property and assets; each such opinion to be in form and substance, acceptable in all reasonable respects to the Underwriters and their legal counsel;

(d)	the Underwriters shall have received a certificate dated the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company or any other senior officer(s) of the Company as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters’ counsel, acting reasonably, with respect to:

(i)	the notice of articles and articles and by laws of the Company;

(ii)	resolutions of the Company’s board of directors relevant to, among other things, the issue and sale of the Offered Shares to be issued and sold by the Company and the authorization of this Agreement and the other agreements and transactions contemplated herein; and

(iii)	the incumbency and signatures of signing officers of the Company;

(e)	the Underwriters shall have received a certificate of status or the equivalent dated within one Business Day of the Closing Date, in respect of the Company and each Material Subsidiary;

(f)	the Company shall cause its current auditors, MNP LLP, to deliver to the Underwriters a “bring down” comfort letter, addressed to the Underwriters and the board of directors of the Company, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letters referred to in Section 5(a)(iii) hereof;

(g)	the Company shall deliver to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, or such other senior officer(s) of the Company as may be acceptable to the Underwriters, certifying for and on behalf of the Company and without personal liability, to the effect that:

(i)	the Company has complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Company contained herein are true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) as at the Closing Time with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(iii)	the Final Receipt has been issued by the BCSC for the Prospectus pursuant to the Passport System and, to the knowledge of such persons, no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or other securities of the Company, or the Offered Shares to be issued and sold by the Company, has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened;

(iv)	since the respective dates as of which information is given in the Prospectus, final Private Placement Memorandum or any Supplementary Material (A) there has been no material change (financial or otherwise) in the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations or control of the Company and the Subsidiaries (taken as a whole), and (B) no transaction has been entered into by the Company or any Subsidiary which is material to the Company and the Subsidiaries (taken as a whole), other than as disclosed in the Prospectus, the final Private Placement Memorandum or in any Supplementary Material;

(v)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Prospectus or final Private Placement Memorandum which fact or change is, or may be, of such a nature as to render any statement in the Prospectus or final Private Placement Memorandum misleading or untrue in any material respect or which would result in a misrepresentation in the Prospectus or final Private Placement Memorandum or which would result in the Prospectus or final Private Placement Memorandum not complying with Applicable Securities Laws; and

(vi)	such other matters as the Underwriters may reasonably request;

(h)	the Underwriters shall have received copies of correspondence indicating that the Company has obtained all necessary approvals for the issuance of the Offered Shares to be listed on the TSX, subject only to the Standard Listing Conditions;

(i)	the representations and warranties of the Company contained in this Agreement will be true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) at and as of the Closing Time on the Closing Date, as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company at or prior to the Closing Time on the Closing Date will have been performed, complied with or satisfied prior to that time;

(j)	the absence of any misrepresentations in the Offering Documents;

(k)	the Company shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Shares for distribution in the Qualifying Jurisdictions, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(l)	the Underwriters shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;

(m)	the Underwriters will have received such other certificates, opinions, agreements or closing documents in form and substance satisfactory to the Underwriters, acting reasonably, as the Underwriters may request, acting reasonably; and

(n)	all directors and executive officers of the Company and their respective associates will have entered into an agreement with, and in form and substance satisfactory to the Underwriters, acting reasonably, at the Closing Time on the Closing Date pursuant to which they will agree not to, for a period ending on the date that is 90 days following the Closing Date, directly or indirectly offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly, unless (a) the prior written consent of the Lead Underwriters on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed) has been obtained, or (b) there occurs a take-over bid or similar transaction involving a change of control of the Company.

11.	Closing

The closing of the purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Stikeman Elliott LLP, 666 Burrard Street, Suite 1700, Vancouver, British Columbia, or at such other place as the Lead Underwriters, on behalf of the Underwriters, and the Company shall agree upon. At the Closing Time, the Company will deliver to the Lead Underwriters, or as the Lead Underwriters may direct, (i) an instant deposit of Offered Shares to or for the account of the Lead Underwriters or its nominee pursuant to the book-based system administered by CDS Clearing and Depository Services Inc., and (ii) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require; against payment by the Underwriters to the Company (in accordance with their respective entitlements) of the applicable purchase price for the Offered Shares being issued and sold under this Agreement, net of the Underwriters’ Fees and the Underwriters’ expenses contemplated in Section 15 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company not less than two Business Days prior to the Closing Time.

12.	Restrictions on Further Issues or Sales

During the period commencing on the date hereof and ending 90 days following the Closing Date, the Company will not, directly or indirectly, without the prior written consent of the Lead Underwriters (such consent not to be unreasonably withheld or delayed), issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, or agree to or announce any intention to issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or enter into any derivative transaction that has the effect of any of the foregoing, any additional securities of the Company, other than: (i) any issuance of securities pursuant to the exercise or conversion, as the case may be, of securities of the Company outstanding on the date hereof; (ii) grants of rights and options under the Company’s stock option plan; (iii) any issuance of securities as part of an acquisition; (iv) the exercise of the Over-Allotment Option; (v) any issuance of non-convertible debt securities; (vi) the issuance of securities in connection with the payment of interest under the Outstanding Debentures; or (vii) any issuance or sale of securities in connection with a strategic transaction, without the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld.

13.	Indemnification by the Company

(a)	The Company shall fully indemnify and save harmless each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling any of the Underwriters or their affiliates (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against any and all liabilities, claims (including securityholder actions, derivative or otherwise), actions, losses (other than a loss of profits in connection with the distribution of the Offered Shares), costs, damages and expenses (including the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim) and the reasonable fees and expenses of their counsel (collectively, “Losses”) that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party by any third party other than the Company or in enforcing this indemnity (collectively, the “Claims” and individually, a “Claim”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Losses and/or Claims relate to, are caused by, result from, arise out of, or are in connection with, directly or indirectly:

(i)	the breach of any representation or warranty of the Company made in any Ancillary Document or the failure of the Company to comply with any of its obligations in any Ancillary Document or any omission or alleged omission to state in any Ancillary Document any fact required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(ii)	any information or statement (except any Underwriters’ Information) in any of the Offering Documents (including, for greater certainty, the Documents Incorporated by Reference and any Subsequent Disclosure Documents) containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, or based upon any omission or alleged omission to state in any of the Offering Documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters’ Information) contained in any of the Offering Documents or any other document or material filed or delivered on behalf of the Company pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Offered Shares, the Common Shares or any other securities of the Company;

(iv)	the non-compliance by the Company with any Applicable Securities Laws or other regulatory requirements or the rules of the TSX including the Company’s non-compliance with any statutory requirement to make any document available for inspection;

(v)	any statement contained in the Disclosure Record which at the time and in the light of the circumstances under which it was made, contained or is alleged to have contained a misrepresentation or untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances in which they were made;

(vi)	any misrepresentation or alleged misrepresentation made by the Company in connection with the Offering, whether oral or written, where such misrepresentation gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement; or

(vii)	any breach of any representation or warranty of the Company contained herein or the failure of the Company to comply with any of its covenants or other obligations contained herein or to satisfy any conditions contained herein required to be satisfied by the Company.

(b)	If any Claim contemplated by this Section 13 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 13 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall promptly notify in writing the Company of the nature of such Claim (provided that any failure to so notify in respect of any Claim or potential Claim shall affect the liability of the Company under this Section 13 only if and to the extent that the Company is materially and adversely prejudiced by such failure). The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any such Claim; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably. An Indemnified Party shall have the right to employ separate counsel in any such Claim and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)	the Company fails to assume the defence of such Claim on behalf of the Indemnified Party within ten days of receiving notice of such suit;

(ii)	the employment of such counsel has been authorized by the Company; or

(iii)	the named parties to any such Claim (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented or that there may be legal defences available to the Indemnified Party or Indemnified Parties which are different from or in addition to those available to the Company or that the subject matter of the Claim may not fall within the foregoing indemnity or that there is a conflict of interest between the Company and the Indemnified Parties;

in which case, the Company shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party and the Company shall be liable to pay the reasonable fees and disbursements of counsel for such Indemnified Parties as well as the reasonable costs and out-of-pocket expenses of the Indemnified Party (including an amount to reimburse the Underwriters at their normal per diem rates for time spent by their respective directors, officers, employees or shareholders). Notwithstanding anything set forth herein, in no event shall the Company be liable for the fees or disbursements of more than one firm of legal counsel to an Indemnified Party in a particular jurisdiction in respect of any particular Claim or related set of Claims.

The Company will not, without each affected Indemnified Party’s prior written consent, such consent not to be unreasonably withheld, admit any liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder unless in connection with any settlement, compromise or consent by the Company, such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim (if an Indemnified Party is a party to such action) and (ii) does not include a statement as to, or an admission of fault, culpability or a failure to act by or on behalf of an Indemnified Party.

(c)	The Company hereby acknowledges and agrees that, with respect to Sections 13 and 14 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, and its and their respective directors, officers, employees, partners, shareholders, advisors, agents and each other person, if any, controlling any of the Underwriters or their affiliates (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Company under Sections 13 and 14 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(d)	The Company hereby waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence, fraud, illegal act or wilful misconduct of such Indemnified Party.

(e)	Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the fraud, illegal act or wilful misconduct of the Indemnified Party. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “fraud” or “illegal act” or “wilful misconduct” for purposes of this Section 13 or otherwise disentitle the Underwriters from indemnification hereunder.

(f)	The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or if any such commission or authority shall investigate the Company and/or the Indemnified Parties and any Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriters, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Indemnified Parties in connection therewith) and out-of- pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Company as they occur. The Company agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(g)	The rights to indemnification provided in this Section 13 shall be in addition to and not in derogation of any other rights which the Underwriters may have by statute or otherwise at law.

14.	Contribution

(a)	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 hereof would otherwise be available in accordance with its terms but is, for any reason held to be illegal, unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Company and the Underwriters shall contribute to the aggregate of all Losses of the nature contemplated in Section 13 hereof and suffered or incurred by the Indemnified Parties (i) in such proportion as is appropriate to reflect not only the relative benefits received by the Company, on the one hand, and the Underwriters on the other hand, from the distribution of the Offered Shares, or (ii) if the allocation provided by (i) is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in respect of such Losses; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in excess of such amount over the amount actually received by the Underwriters or any other Indemnified Party under this Agreement and further provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such total Underwriters’ Fees or any portion thereof actually received by the Underwriters. However, no party who has engaged in any fraud, fraudulent misrepresentation or wilful misconduct shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or wilful misconduct.

(b)	The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the Offering of the Offered Shares (net of the Underwriters’ Fees payable to the Underwriters but before deducting expenses) received by the Company is to the Underwriters’ Fees actually received by the Underwriters. The relative fault of the Company, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in Section 13 which resulted in such Claims and/or Losses relate to information supplied by or steps or actions taken or done or not taken or not done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or not done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13. The amount paid or payable by an Indemnified Party as a result of the Claims and/or Losses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claims and/or Losses, whether or not resulting in an action, suit, proceeding or claim. The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 14 were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 14.

(c)	If the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Company shall be limited to contribution in an aggregate amount not exceeding the lesser of:

(i)	the portion of the full amount of the Losses giving rise to such contribution for which the Underwriters are responsible, as determined in Section 13(a); and

(ii)	the amount of the aggregate Underwriters’ Fees actually received by the Underwriters from the Company under this Agreement.

(d)	The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law.

(e)	If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Company notice thereof in writing, but failure to so notify shall not relieve the Company of any obligation which it may have to the Indemnified Party under this Section 14 provided that the Company is not materially and adversely prejudiced by such failure, and the right of the Company to assume the defence of such Indemnified Party shall apply as set out in Section 13 hereof, mutatis mutandis.

15.	Fees and Expenses

Whether or not the purchase and sale of the Offered Shares shall be completed, all fees and expenses (including GST or HST, if applicable) of or incidental to the creation, issuance and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Company including, without limitation:

(a)	all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and the filing of the Preliminary Prospectus, the Prospectus and any Supplementary Material;

(b)	the fees and expenses of the auditors, counsel to the Company and all local counsel (including disbursements and non-creditable GST or HST, if and as applicable, on all of the foregoing);

(c)	all costs incurred in connection with the preparation and printing of the Preliminary Prospectus, the preliminary Private Placement Memorandum, the Prospectus, the final Private Placement Memorandum and any Supplementary Material contemplated hereunder and otherwise relating to the Offering; and

(d)	the reasonable out-of-pocket expenses and fees of the Underwriters, including the reasonable fees and expenses of the Underwriters’ counsel, with such expenses to be paid by the Company at the Closing Time or at any other time requested by the Underwriters provided that the fees and expenses of the Underwriters’ legal counsel pursuant to the Offering and the Over-Allotment Option shall not exceed $100,000 in the aggregate, plus applicable taxes and disbursements, and shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters.

16.	All Terms to be Conditions

The Company agrees that the conditions contained in Section 10 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with or satisfy any of the conditions set out in Section 10 shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance until no later than 90 days from the date of the Final Receipt with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

17.	Termination by Underwriters in Certain Events

(a)	Each Underwriter shall also be entitled to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Time if:

(i)	there shall occur any material change or change in a material fact or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, the Prospectus or the preliminary or final Private Placement Memorandum or any amendment thereto, or a new material fact arises, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(ii)	(a) there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the reasonable opinion of the Underwriters (or any of them), seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Company and its Subsidiaries taken as a whole or the market price or value of the securities of the Company; (b) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX or Securities Commission which involves a finding of wrong-doing and which in the reasonable opinion of the Underwriters (or any of them), seriously adversely affects or may seriously adversely affect, the business, operations or affairs of the Company and its Subsidiaries taken as a whole or the market price or value of the securities of the Company; or (c) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority;

(iii)	the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false; or

(iv)	any Underwriter and the Company agree in writing to terminate this Agreement in relation to such Underwriter.

(b)	If this Agreement is terminated by any of the Underwriters pursuant to Section 17(a), there shall be no further liability on the part of such Underwriter, or on the part of the Company to such Underwriter except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

(c)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

18.	Underwriters’ Obligations.

The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages (each an “Underwriter Obligation”):

Cormark Securities Inc.	39.5%
Canaccord Genuity Corp.	39.5%
BMO Nesbitt Burns Inc.	7%
Eight Capital	7%
Mackie Research Capital Corporation	7%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall, if the Underwriter Obligation of the Refusing Underwriter is greater than 10%, be entitled, at their option, to purchase all but not less than all of the Offered Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Underwriting Obligation of the Refusing Underwriter is 10% or less, then the Continuing Underwriters shall have the obligation to purchase all but not less than all of the Offered Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Shares pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Offered Shares that the Refusing Underwriter is obligated to purchase; and

(b)	the Company shall not be obliged to sell less than all of the Offered Shares,

(c)	and the Company shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Sections 13, 14 and 15 of this Agreement.

19.	Over-Allotment

In connection with the distribution of the Offered Shares, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

20.	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered to,

(a)	in the case of the Company, to:

Mogo Finance Technology Inc.

2100 – 401 West Georgia Street

Vancouver, BC V6B 5A1

Tel:	604-635-3105
Email:	gregf@mogo.com
Attention:	Gregory Feller, President and Chief Financial Officer

with a copy of any such notice (which shall not constitute notice to the Company) to:

Stikeman Elliott LLP

666 Burrard Street, Suite 1700

Vancouver, BC V6C 2X8

Fax:	604-681-1825
Email:	murbani@stikeman.com
Attention:	Michael G. Urbani

(b)	in the case of the Underwriters, to:

Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, ON M5J 2J2

Fax:	416-943-6496
Email:	mkubursi@cormark.com
Attention:	Marwan Kubursi

and to:

Canaccord Genuity Corp.

Suite 3000, Brookfield Place

161 Bay Street

Toronto, ON M5J 2S1

Fax:	416-869-3876
Email:	mlauzon@canaccordgenuity.com
Attention:	Michael Lauzon

and to:

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, BC V6C 3E8

Fax:	604-443-1408
Email:	carter.hohmann@bmo.com
Attention:	Carter Hohmann

and to:

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, Ontario

M5H 1S3

Fax:	416-360-2805
Email:	eofir@viiicapital.com
Attention:	Eyal Ofir

and to:

Mackie Research Capital Corporation

199 Bay Street, Suite 4500

Commerce Court West, Box 368

Toronto, Ontario M5L 1G2

Fax:	416-860-8671
Email:	dkeating@mackieresearch.com
Attention:	David Keating

(c)	and with a copy of any such notice (which shall not constitute notice to the Underwriters) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Fax:	416-979-2211
Email:	agoodman@goodmans.ca
Attention:	Allan Goodman

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by fax and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by fax on the first Business Day following the day on which it is sent.

21.	Relationship between the Company and the Underwriters.

In connection with the services described herein, the Underwriters shall act as independent contractors, and any duties of the Underwriters arising out of this Agreement shall be owed solely to the Company. The Company acknowledges that each of the Underwriters is a securities firm that is engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services, which may involve services provided to other companies engaged in businesses similar or competitive to the business of the Company and that the Underwriters shall have no obligation to disclose such activities and services to the Company. The Company acknowledges and agrees that in connection with all aspects of the engagement contemplated hereby, and any communications in connection therewith, the Company, on the one hand, and the Underwriters and any of their respective affiliates through which they may be acting, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Underwriters or such affiliates, and each party hereto agrees that no such duty will he deemed to have arisen in connection with any such transactions or communications. The Company acknowledges and agrees that it waives, to the fullest extent permitted by law, any claims the Company and its affiliates may have against any of the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company or any of its affiliates in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of the Company. Information which is held elsewhere within any of the Underwriters, but of which none of the individuals in the investment banking department or division of any of the Underwriters involved in providing the services contemplated by this Agreement actually has knowledge (or without breach of internal procedures can properly obtain) will not for any purpose he taken into account in determining any of the responsibilities of the Underwriters to the Company under this Agreement.

22.	Miscellaneous

(a)	Except with respect to Sections 13, 14, 17 and 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by the Lead Underwriters and the Lead Underwriters shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b)	This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Company and their respective successors and legal representatives, provided that no party may assign this Agreement or any rights or obligations under this Agreement, in whole or in part, without the prior written consent of the other party (provided that the Lead Underwriters shall represent the Underwriters in this regard).

(c)	This Agreement, including all schedules to this Agreement, constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. This Agreement may only be amended, supplemented, or otherwise modified by written agreement signed by all of the parties.

(d)	The Company acknowledges and agrees that: (i) the Offering contemplated by this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other; (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is concurrently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted its own legal and financial advisors to the extent deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

(e)	The Company acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and their engagement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance. Any advice or opinions given by any of the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to any of the Underwriters or this Agreement.

(f)	The Company acknowledges that the Lead Underwriters is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, the Lead Underwriters and/or any of its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in a transaction or related derivative securities.

(g)	Neither the Company nor any of the Underwriters shall make any public announcement in connection with the Offering, except if the other party (provided that the Lead Underwriters shall represent the Underwriters in this regard) has consented to such announcement or the announcement is required by applicable laws or stock exchange rules. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity, in the circumstances, to review a draft of the proposed announcement and to provide comments thereon.

(h)	No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

(i)	If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

(j)	This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties submit to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

(k)	Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(l)	The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Company of this offer by the Underwriters to purchase the Offered Shares.

(m)	All warranties, representations, covenants (including indemnification obligations) and agreements of the Company herein contained or contained in any Ancillary Document shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters regardless of the Closing of the sale of the Offered Shares, any subsequent disposition of the Offered Shares by the purchasers thereof or the termination of the Underwriters’ obligations under this Agreement and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Preliminary Prospectus, the Prospectus or any Supplementary Material or the distribution of the Offered Shares or otherwise, and the Company agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Company under this Agreement or any Ancillary Document or in connection with the purchase and sale of the Offered Shares as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Preliminary Prospectus, the Prospectus or any Supplementary Material or the distribution of the Offered Shares or otherwise.

(n)	Each of the parties hereto shall be entitled to rely on delivery of a facsimile or portable document format copy of this Agreement and acceptance by each such party of any such facsimile or portable document format copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(o)	This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

[remainder of page intentionally left blank]

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

CORMARK SECURITIES INC.

By:	(signed) Marwan Kubursi
Name: Marwan Kubursi
Title: Managing Director, Investment Banking

CANACCORD GENUITY CORP.

By:	(signed) Michael Lauzon
Name: Michael Lauzon
Title: Managing Director, Investment Banking

BMO NESBITT BURNS INC.

By:	(signed) Carter Hohmann
Name: Carter Hohmann
Title: Managing Director

EIGHT CAPITAL

By:	(signed) Eyal Ofir
Name: Eyal Ofir
Title: Managing Director

MACKIE RESEARCH CAPITAL CORPORATION

By:	(signed) David Keating
Name: David Keating
Title: Managing Director

Underwriting Agreement - Mogo Finance Technology Inc.

Accepted and agreed to by the undersigned as of the date of this letter first written above.

MOGO FINANCE TECHNOLOGY INC.

By:	(signed) Lisa Skakun
Name: Lisa Skakun
Title: Chief Legal & Administrative Officer

Underwriting Agreement - Mogo Finance Technology Inc.

Schedule “A”

U.S. OFFERS AND SALES

This is Schedule “A” to the underwriting agreement dated December 13, 2017 among Mogo Finance Technology Inc., Cormark Securities Inc., Canaccord Genuity Corp., BMO Nesbitt Burns Inc., Eight Capital and Mackie Research Capital Corporation (the “Agreement”).

As used in this Schedule “A”, the following terms shall have the following meanings:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S and related interpretations, case law and SEC staff pronouncements, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer which is (a) the government of any country other than the United States or of any political subdivision of a country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means “offshore transaction” as that term is defined in Regulation S;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Purchaser Letter” means the U.S. Qualified Institutional Buyer certificate/in the form attached as Exhibit I to the Private Placement Memorandum.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agreement to which this Schedule “A” is attached.

A.	Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees, as of the date hereof and as of the Closing Date, that:

1.	It is, and on the Closing Date will be, a Foreign Issuer (but it is not obligated to remain a Foreign Issuer and may in the future engage in transactions that could cause it not to be a Foreign Issuer) and reasonably believes that there is no Substantial U.S. Market Interest with respect to any of its securities.

2.	Except with respect to offers and sales in accordance with this Schedule “A” to (i) Qualified Institutional Buyers in reliance upon the exemption from registration available under Rule 144A and applicable exemptions from the registration requirements of the securities laws of any state of the United States, or (ii) outside the United States in an Offshore Transaction in reliance upon the exclusion from registration available under Rule 903 of Regulation S, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares to a person in the United States; or (B) any sale of Offered Shares to any purchaser unless, at the time the buy order was or will, have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

3.	None of the Company, the Subsidiaries or any persons acting on its or their behalf (other than the Underwriters, the U.S. Placement Agent, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) has made or will make any Directed Selling Efforts with respect to the Offered Shares or has engaged or will engage in any form of General Solicitation or General Advertising or has acted in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to the offers or sales of the Offered Shares in the United States.

4.	So long as any of the Offered Shares which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if the Company is neither (i) subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act nor (ii) exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Company shall furnish to any holder of such Offered Shares and any prospective purchaser of the Offered Shares designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Shares to effect resales under Rule 144A).

5.	The Company is not, and as a result of the sales of the Offered Shares contemplated hereby will not be, an open-end investment company, unit investment trust or face-amount certificate company that is or is required to be registered, or closed-end investment company required to be registered but not registered, under the United States Investment Company Act of 1940, as amended.

6.	The Company has not sold, offered for sale or solicited any offer to buy and will not sell, offer for sale or solicit any offer to buy, during the period beginning six months prior to the start of the Offering of the Offered Shares and ending six months after the completion of the Offering of Offered Shares, any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 144A, or the exclusion from registration provided by Rule 903 of Regulation S, to be unavailable with respect to offers and sales of the Offered Shares pursuant to this Schedule “A”.

7.	The Company will not take any action that would cause the exclusions or exemptions provided by Rule 903 of Regulation S or Rule 144A, respectively, to be unavailable with respect to offers and sales of the Offered Shares by the Underwriters pursuant to this Agreement.

8.	None of the Offered Shares is part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, quoted in an “automated inter-dealer quotation system” (within the meaning of such term under Rule 144A) in the United States, or convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted.

9.	None of the Company nor any of its affiliates, nor any person acting on their behalf has engaged or will engage in violation of Regulation M under the U.S. Securities Act in connection with this Offering.

10.	None of the Company or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Securities Act.

B.	Representations, Warranties and Covenants of certain Underwriters and the U.S. Placement Agent

Each Underwriter, on its own behalf and on behalf of its U.S. Placement Agent, severally but not jointly with respect to the other Underwriters, represents, warrants and covenants to the Company that:

1.	It acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered or sold except pursuant to an exclusion or exemption from the registration requirements of the U.S. Securities Act and any U.S. state securities laws. It has offered and sold and will offer and sell the Offered Shares only (i) outside the United States in an Offshore Transaction in accordance with Rule 903 of Regulation S, or (ii) in the United States to Qualified Institutional Buyers in accordance with Rule 144A and in accordance with this Schedule “A”. Accordingly, neither the Underwriter, nor the U.S. Placement Agent, nor any persons acting on its or their behalf: (A) have engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares; or (B) except as permitted by this Schedule “A”, have made or will make (i) any offers to sell, or any solicitation of an offer to buy, any Offered Shares in the United States or (ii) any sale of Offered Shares to any purchaser unless, at the time the purchaser made its buy order therefor, the Underwriter, the U.S. Placement Agent or other person acting on any of their behalf reasonably believed that such purchaser was outside the United States.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares in the United States, except with the U.S. Placement Agent or with the prior written consent of the Company.

3.	It shall require the U.S. Placement Agent and each selling group member to agree, for the benefit of the Company, to comply with, and shall use its commercially reasonable best efforts to ensure that the U.S. Placement Agent complies with, the Underwriting Agreement and the provisions of this Schedule “A” as if such provisions applied to such U.S. Placement Agent.

4.	All offers and sales of the Offered Shares in the United States will be effected in transactions that are exempt from the registration or qualification provisions of applicable state securities laws by the U.S. Placement Agent in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Placement Agent is, and will be on the date of each offer or sale of Offered Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

5.	Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States, was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration pursuant to Rule 144A and exempt from registration under all applicable state securities laws. The Underwriters acknowledge that Rule 144A is a resale exemption and, accordingly, any Offered Shares sold to Qualified Institutional Buyers pursuant to Rule 144A will be sold by the Company to the Underwriters, as principal, and then resold by the Underwriters to the Qualified Institutional Buyers, with the U.S. Placement Agent acting as the Underwriter’s selling agent for purposes of the Rule 144A resale transaction.

6.	Offers and sales of Offered Shares in the United States have not been and shall not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	At least one business day prior to the Closing Date, the Underwriters shall provide the Company and its transfer agent with a list of all purchasers of the Offered Shares in the United States, together with their addresses (including state of residence), the number of Offered Shares purchased and the registration and delivery instructions for the Offered Shares.

8.	Each offeree will be provided with a copy of the then-current Private Placement Memorandum (including the preliminary Private Placement Memorandum, if applicable), and each purchaser in the United States will have received at or prior to the time of purchase of any Offered Shares the Private Placement Memorandum. No other written material will be used in connection with the offer or sale of the Offered Shares in the United States.

9.	Prior to any sale of Offered Shares in the United States pursuant to Rule 144A, the U.S. Placement Agent shall cause each purchaser thereof to execute and deliver to the Company, the Underwriters and the U.S. Placement Agent a U.S. Purchaser’s Letter in the form attached as Exhibit I to the Private Placement Memorandum.

10.	All purchasers of the Offered Shares in the United States shall be informed that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Such purchasers shall be further informed that, in consideration of the fact that the Offered Shares will be issued without a restrictive legend, such purchasers shall adopt and implement internal controls and procedures to ensure the applicable transfer restrictions described in the Private Placement Memorandum are complied with.

11.	At closing, the Underwriter, together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit A to this Schedule “A”, relating to the manner of the offer and sale of the Offered Shares in the United States, or will be deemed to have represented that none of it, any of its affiliates (including its U.S. Placement Agent) or any person acting on any of their behalf has offered or sold any of the Offered Shares in the United States.

12.	None of the Underwriter, the U.S. Placement Agent, or any person acting on their behalf, has taken, or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Shares.

EXHIBIT A

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of the Offered Shares (as defined in the Underwriting Agreement) (the “Offered Shares”) of Mogo Finance Technology Inc. (the “Company”) pursuant to the underwriting agreement dated December 13, 2017 among the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify to the Company as follows:

(a)	• (the “U.S. Placement Agent”) is, and at all relevant times was, a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the Financial Industry Regulatory Authority, Inc. on the date hereof and the date on which each offer and sale was made by it in the United States, and all offers and sales of the Offered Shares in the United States have been effected by the U.S. Placement Agent in accordance with all U.S. federal and state broker-dealer requirements;

(b)	immediately prior to making any offers or sales to any U.S. offeree, we had reasonable grounds to believe and did believe that the offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act) and, on the date hereof, we continue to reasonably believe that each such person in the United States purchasing Offered Shares is a Qualified Institutional Buyer;

(c)	each U.S. offeree will be provided with a copy of the then-current Private Placement Memorandum (including the preliminary Private Placement Memorandum, if applicable), and each purchaser in the United States will have received at or prior to the time of purchase of any Offered Shares the Private Placement Memorandum. No other written material will be used in connection with the offer or sale of the Offered Shares in the United States. Further, we have caused each purchaser in the United States to execute the U.S. Purchaser’s Letter in the form attached as Exhibit I to the Private Placement Memorandum and have delivered such executed letter to the Company;

(d)	no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Shares in the United States;

(e)	the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule “A” thereto; and

(f)	no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Offered Shares by us.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein. The Company and its counsel shall be entitled to rely on delivery of an electronic mail or facsimile copy of this Underwriter’s Certificate and the representations and warranties contained herein.

Dated this ____ day of _______________, 2017.

•

By:
Name:
Title:

•

By:
Name:
Title:

Schedule “B”

TERM SHEET

MOGO FINANCE TECHNOLOGY INC.

Terms and Conditions of Public Offering of Shares

December 8, 2017

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. Copies of the preliminary short form prospectus may be obtained from Susan Samila-Moroz (office: 416-943-6405; email: ssmoroz@cormark.com) or Melisa Ohotski (office: 416-943-6414; email:mohotski@cormark.com).

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Offering:	Treasury Offering of 3,750,000 common shares (the “Shares”) of Mogo Finance Technology Inc. (the “Company”).

Offering Price:	$7.00 per Share.

Size of Offering:	$26,250,000 ($30,187,500 including the Over-Allotment Option (as defined below).

Over-Allotment Option:	The Underwriters will have the option (“Over-Allotment Option”) to purchase up to an additional 562,500 Shares from treasury at the Offering Price and subject to the Commission (as defined below) exercisable at any time up to 30 days following Closing (as defined below), solely for market stabilization purposes and to cover over-allotments, if any.

Closing:	December 28, 2017 or such other date as the Co-Lead Underwriters and the Company may agree.

Commission:	Cash commission equal to 6% of the gross proceeds of the Offering.

Eligibility:	The Shares will be eligible for Canadian RRSPs, RRIFs, DPSPs, RESPs and TFSAs.

Listing:	The Company will make an application to list the Shares on the Toronto Stock Exchange and conditional approval of such listing at the time of Closing will be a condition of Closing.

Co-Lead Underwriters:	Cormark Securities Inc. and Canaccord Genuity Corp.
(1) Joint bookrunners and co-lead underwriters
(2) 5% step-up fee

Use of Proceeds:	The net proceeds of the Offering will be used for the development of the Company’s next generation digital platform and new product launches, and including working capital and other general corporate purposes.

Underwriting Basis:	“Bought deal”; conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Offering Basis:	The Shares will be offered by way of a short form prospectus to be filed in (i) each of the provinces of Canada, except Québec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions; (ii) the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended; and (iii) in jurisdictions outside of Canada and the United States, as agreed to between the Company and the Co-Lead Underwriters, in each case in accordance with all applicable laws provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.